SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

        For the fiscal years ended December 31, 2002 and 2001

or

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from _____________ to ________________

Commission file number 33-91238

                                                       A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                                                                                 XPRE$$AVINGS 401(k) PLAN

                                                       B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U.S. XPRESS ENTERPRISES, INC.

4080 Jenkins Road

Chattanooga, TN 37421

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Xpre$$avings 401(k) Plan

Years Ended December 31, 2002 and 2001, with Report of Independent Auditors

Xpre$$avings 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

The Plan Administrator of the
Xpre$$avings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Xpre$$avings 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
May 23, 2003

Xpre$$avings 401(k) Plan Statements of Net Assets Available for Benefits
	December 31
	2002	2001
Assets
Investments, at fair value:
Mutual funds	$12,578,546	$13,470,544
Common stock	2,055,441	2,278,551
Common trust fund	5,509,861	4,787,498

Total investments	20,143,848	20,536,593
Contributions receivable:
Participants	176,093	67,538
Employer	1,288,527	1,267,910

Total contributions receivable	1,464,620	1,335,448

Total assets	21,608,468	21,872,041
Liabilities
Excess contributions payable	53,155	109,513

Net assets available for benefits	$21,555,313	$21,762,528

See accompanying notes.

Xpre$$avings 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2002

Additions to net assets attributed to:
Investment income	$34,584
Contributions:
Participants	4,711,373
Employer	1,288,527

5,999,900

Total additions	6,034,484
Deductions from net assets attributed to:
Net depreciation in fair value of investments	2,529,947
Benefits paid to participants	3,711,752

Total deductions	6,241,699

Net decrease	207,215
Net assets available for benefits:
Beginning of year	21,762,528

End of year	$21,555,313

See accompanying notes.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Xpre$$avings 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the “Company” and “Plan Administrator”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the Plan document, and have attained age 21.

Plan Administration

The Plan is administered by the Investment Committee, which is appointed by the executive officers of the Company. The Plan’s trustee and recordkeeper, SunTrust Bank (the “Trustee”) is responsible for the custody and management of the assets.

Contributions

As defined in the Plan document and limited by requirements of the IRC, eligible employees may make before-tax contributions up to 15% of compensation, and after-tax contributions up to 10% of compensation. The Company provides a contribution equal to 50% of each participant’s before-tax contribution up to a maximum of 6%. The Company does not match after-tax contributions. Effective January 1, 2002, participants may make before-tax contributions up to 75% of their compensation not to exceed the $11,000 annual maximum for 2002 as determined by the IRC.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. Participants who are eligible to enter the Plan before July 1, 2000, vest according to the following schedule:

1. Description of the Plan (continued)

Vesting (continued)

Years of Service	Percentage Vested
Less than 2 years	0%
2 but not more than 3 years	30%
3 but not more than 4 years	65%
4 or more years	100%

Participants eligible to enter the Plan after June 30, 2000, vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2 years	0%
2 but not more than 3 years	20%
3 but not more than 4 years	40%
4 but not more than 5 years	60%
5 but not more than 6 years	80%
6 or more years	100%

Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the Plan document, or termination due to death or total disability.

At December 31, 2002 and 2001 forfeited non-vested accounts totaled $69,023 and $57,972, respectively. These accounts will be used to pay administrative expenses with the remainder used to reduce future employer contributions.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his/her account. The form of payment is a lump-sum distribution. In addition, participants may receive an in-service withdrawal of after-tax contributions. Hardship distributions are also permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching contributions, as well as the participant’s share of the Plan’s investment results and any related administrative expenses. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

1. Description of the Plan (continued)

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator. The interest rate is determined by the Trustee based on current market conditions and is fixed over the life of the loan. The interest rates on participant loans outstanding at December 31, 2002 ranged from 5.25% to 10.50%.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Income Recognition

Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Investment Valuation

Investments of the Plan are stated at fair value, as determined by quoted market prices on the last business day of the Plan year. The SunTrust Employee Benefit Stable Asset Fund, which primarily invests in guaranteed investment contracts, is valued at fair value, which approximates contract value. Purchases and sales of securities are reflected on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2002	2001
American Century Ultra Advisor Fund	$3,646,226	$4,459,749
STI Classic Balanced Fund	2,798,315	2,902,794
STI Classic Capital Appreciation Fund	2,811,308	3,442,978
SunTrust Employee Benefit Stable Asset Fund	5,509,861	4,787,498
U.S. Xpress Enterprises, Inc. Stock	2,055,441	2,278,551

During the year ended December 31, 2002, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Common Stock	$(31,661)
Mutual Funds	(2,759,828)
Common Trust Fund	261,542

$(2,529,947)

Administrative Expenses

Each participant’s account is charged $5 each quarter for administration and maintenance. The Plan pays a $25 distribution fee for each lump sum distribution. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 27, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5. Differences Between Financial Statements and Form 5500

As of December 31, 2002 and 2001, the Plan had $221,433 and $241,209, respectively, of pending distributions to participants who had elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan’s Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Benefits Payable to Participants		2002 Benefits Paid	Net Assets Available for Benefits
	2002	2001		2002	2001
Per the financial
statements	$--	$--	$3,711,752	$21,555,313	$21,762,528
2002 accrued
benefit payments	221,433	--	221,433	(221,433)	--
2001 accrued
benefit payments	--	241,209	(241,209)	--	(241,209)

Per Form 5500	$221,433	$241,209	$3,691,976	$21,333,880	$21,521,319

Xpre$$avings 401(k) Plan
EIN 62-1378182 Plan Number 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	American Century Mutual Funds	American Century Ultra Advisor Fund	$3,646,226
*	SunBank Capital Management, N.A.	STI Classic Balanced Fund	2,798,315
*	SunBank Capital Management, N.A.	STI Classic Capital Appreciation Fund	2,811,308
*	SunBank Capital Management, N.A.	SunTrust Employee Benefit Stable Asset Fund	5,509,861
*	U.S. Xpress Enterprises, Inc.	U.S. Xpress Enterprises, Inc. Stock	2,055,441
	Janus Mutual Funds	Janus Worldwide Fund	548,433
	Janus Mutual Funds	Janus Enterprise Fund	344,222
*	SunBank Capital Management, N.A.	STI Classic Mid-Cap Equity Fund	79,370
*	SunBank Capital Management, N.A.	STI Classic Small Cap Growth Stock Fund	325,830
*	SunBank Capital Management, N.A.	STI Classic Value Income Stock Fund	225,132
*	SunBank Capital Management, N.A.	STI Classic Investment Grade Bond Fund	388,204
*	SunBank Capital Management, N.A.	MFS Mid-Cap Value Fund	260,292
*	SunBank Capital Management, N.A.	Dreyfus Mid-Cap Value Fund	162,152
*	SunBank Capital Management, N.A.	Templeton Foreign Fund	56,159
		Loans to participants, with interest rates
	Participant Loans	from 5.25% to 10.50%	932,903

			$20,143,848

*Indicates a party-in-interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.